Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

December 22, 2015

Tom Kluck U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	M I Acquisitions, Inc. Draft Registration Statement on Form S-1 Submitted October 13, 2015 CIK No. 0001653558

Dear Mr. Reynolds:

On behalf of our client, M I Acquisitions, Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 9, 2015 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

2.	We note your disclosure that you may seek stockholder approval of your initial business combination at a meeting called for such purposes. We also note your disclosure that the insiders have agreed to vote their insider shares, private shares, and any public shares acquired in favor of any proposed business combination. Please disclose the number and percentage of shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved, given that insiders will beneficially own 23.1% of the issued and outstanding shares after this offering.

Response: The disclosure on pages 13 and 55 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Risk Factors

If we determine to change our acquisition criteria or guidelines . . ., page 20

3.	We note the disclosure in this risk factor. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq. In addition, in an appropriate section of the prospectus, please identify and describe each of the “acquisition criteria or guidelines” that could be changed and explain the potential impact on investors in your offering. Specifically discuss the factors you will consider when deciding whether, how or when you may deviate from these criteria or guidelines. Lastly, please revise to clearly state whether investors will be given redemption rights to the extent there are any changes to your acquisition criteria or guidelines. Please provide a discussion of these matters in the prospectus summary.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 21 of the Amended S-1 and added disclosure similar to that contained in the risk factor to page 11 of the Amended S-1. In addition, the Company has included more detailed disclosure on page 59 of the Amended S-1.

In addition, the Company has added disclosure on pages 2, 14, 25 and 52 of the Amended S-1 to indicate that if the Company is no longer listed on Nasdaq it will not need to comply with the 80% test.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Related Party Transactions, page 49

4.	Please provide the name of the related party who loaned the registrant funds to cover expenses related to the offering. Also disclose the insiders who will purchase in the private placement. See Item 404(a)(1) of Regulation S-K. Revise similar disclosure on page 74.

Response: The disclosure on pages 4, 10, 40, 47, 73. 74 and II-4 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Employees, page 62

5.	We note your disclosure on page 62 that you have two executive officers. However, on page 66, you only provide certain disclosures regarding Joshua Sason. Please revise.

Response: The disclosure on page 61 has been revised to state that we have one executive officer.

Legal Proceedings, page 63

6.	We note your disclosure that there are no material legal proceedings currently pending or known to be contemplated against any members of your management team in their capacity as such. Please tell us how you determined that the lawsuit filed in the Supreme Court of New York (Index No. 153480/2015) by Richard Granville and Yippy, Inc. against Mr. Sason and Magna Group LLC is not material.

Response: The Company considered whether the suit against Mr. Sason and Magna Group LLC was material to investors and determined that it was not material because the Company believes that the lawsuit was filed against Magna Group LLC and Mr. Sason in retaliation for a suit instituted against Yippy, Inc. and Richard Granville by Hanover Holdings I LLC (an affiliate of Magna Group) due to Yippy’s failure to repay certain promissory notes. The Company further believes that Yippy, Inc. and Mr. Granville made defamatory statements in the press about Magna Group and Mr. Sason in an attempt to force them to drop the Hanover suit. Mr. Sason and Magna Group filed a counterclaim for defamation against Yippy and Mr. Granville, to which Yippy and Mr. Granville did not file a reply. In addition, Yippy and Mr. Granville failed to file replies to certain motions made by Magna Group and Mr. Sason. Mr. Sason and Magna Group believe that the lawsuit against them is without merit and expect to prevail in court.

Management, page 66

Conflicts of Interest, page 69

7.	We note your disclosure on page 72 that M SPAC LLC will own 23.1% of the outstanding shares and that Mr. Sason is the sole managing member of M SPAC LLC. Please include corresponding disclosure in your conflicts of interest table.

Response: The disclosure on page 69 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Principal Stockholders, page 72

8.	We note your disclosure on page 72 that none of your insiders, officers, directors and director nominees has indicated that he or she intends to purchase your units in the offering. We also note your disclosure that members of your management team currently intend to purchase the entire 500,000 units offered pursuant to the directed unit program. Please revise to clarify this apparent discrepancy.

Response: The disclosure on page 71 of the Amended S-1 has been revised to be consistent with the disclosure in the remainder of the Amended S-1.

Exhibits

9.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

Response: The Company has filed all exhibits other than exhibit numbers 1.1, 4.5 and 23.1 with this filing.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner